Mail Stop 3561

March 27, 2007

Mr. Robert R. Falconi
President and Chief Executive Officer
Precision Auto Care, Inc.
748 Miller Drive, S.E.
Leesburg, Virginia 20175

>   **Re: Precision Auto Care, Inc.**
>   **Form 10-K for the year ended June 30, 2006**
>   **Filed September 28, 2006**
>   **File No. 0-29478**

Dear Mr. Falconi:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

>   Sincerely,

>   Linda Cvrkel
>   Branch Chief